Exhibit 99.(h)4

APPENDIX A-1

DELEGATED DUTIES

Date: July 5, 2006

Consistent with the services provided by the Transfer Agent and with respect to the ownership of shares in the Trust for which the Transfer Agent maintains the applicable shareholder information, the Transfer Agent shall:

1.	Follow the Trust’s third party check policies (which may change from time to time). In accordance with the Trust’s current policy, reject third party checks for new accounts or for subsequent purchases within the Trust.

2.	Submit all new account and registration maintenance transactions through the Office of Foreign Assets Control (“OFAC”) database and such other lists or databases of trade restricted individuals or entities as may be required from time to time by applicable regulatory authorities.

3.	Review redemption transactions that occur within thirty (30) days of account establishment or maintenance.

4.	The Transfer Agent has appointed an anti-money laundering compliance officer who, among other things, administers the servicing of those duties of the Trust’s Program that have been expressly delegated to the Transfer Agent.

5.	Comply with the PATRIOT Act and anti-money laundering recordkeeping requirements as they apply to those aspects of the Trust’s Program that have been expressly delegated to Boston Financial.

6.	Review wires sent pursuant to banking instructions other than those on file with the Transfer Agent.

7.	Review accounts with small balances followed by large purchases.

8.	Review accounts with frequent activity within a specified date range followed by a large redemption.

9.	On a daily basis, review purchase and redemption activity per tax identification number (“TIN”) within the Trusts to determine if activity for that TIN exceeded the $100,000 threshold on any given day.

10.	As required by the PATRIOT Act, maintain an independent audit function to test the effectiveness of the Transfer Agent’s compliance with the Trust’s Program.

11.	Maintain an ongoing anti-money laundering training program for associates administering the duties delegated to the Transfer Agent under the Trust’s Program.

12.	Compare all new accounts and registration maintenance through the Known Offenders database and notify the Trust of any match.

APPENDIX A-I

DELEGATED DUTIES

Date: July 5, 2006

(continued)

13.	Monitor and track cash equivalents under $10,000 for a rolling twelve-month period and file IRS Form 8300 and issue the shareholder notices required by the IRS.

14.	Determine when a suspicious activity report (“SAR”) should be filed as required by regulations applicable to mutual funds; prepare and file the SAR. Provide the Trust with a copy of the SAR within a reasonable time after filing; notify the Trust if any further communication is received from U.S. Department of the Treasury or other law enforcement agencies regarding the SAR.

15.	Compare account information to any FinCEN request received by the Trust and provided to the Transfer Agent pursuant to Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) Sec. 314(a). Provide the Trust with documents/information necessary to respond to requests under USA PATRIOT Act Sec. 314(a) within required time frames.

16.	(i) Verify the identity of any person seeking to open an account with the Trust, (ii) Maintain records of the information used to verify the person’s identity and (iii) Determine whether the person appears on any lists of known or suspected terrorists or terrorists organizations provided to the Trust by any government agency.

17.	Conduct due diligence for new correspondent accounts for foreign financial institutions (as defined in 31 C.F.R. 103.175). Denote foreign correspondent accounts with a distinct social code at account set-up when account set-up is performed by the Transfer Agent or, if account set-up is performed by a party other than the Transfer Agent, at such other time as required documentary evidence for a foreign correspondent account is presented in good order to the Transfer Agent. Following the opening of an account for a foreign financial institution or setting up a dealer relationship with a foreign financial institution, the Transfer Agent will perform an assessment of the money laundering risk presented by the account based on a consideration of relevant factors in accordance with applicable law and information provided by the foreign financial institution in a financial institution questionnaire. After assessing the money laundering risk and determining a risk-ranking for the account, the Transfer Agent will notify the Trust’s AML Officer of any account with a medium or above risk-ranking to obtain further instruction from the Trust. In the situation where due diligence cannot be completed with respect to an account, the Transfer Agent will contact the Trust’s AML Officer for further instruction. For any accounts opened for foreign financial institutions, a periodic review of the account activity will be performed by the Transfer Agent in order to determine consistency with information obtained about the type, purpose, and anticipated activity of the account as detailed in the financial institution questionnaire. Upon request by the Trust, generate periodic reports of foreign correspondent accounts for review by the Trust for purposes of compliance with USA PATRIOT Act, Section 312. In accordance with instructions from the Trust, conduct due diligence for existing accounts selected by the Trust for further review in accordance with the procedures set

APPENDIX A-I

DELEGATED DUTIES

Date: July 5, 2006

(continued)

forth above. Prior to October 2, 2006, provide the Trust with a report of correspondent accounts opened prior to July 5, 2006 (“Existing Accounts”). Beginning no later than October 2, 2006, conduct additional due diligence for Existing Accounts selected by the Trust for further review in accordance with the procedures set forth above.

In the event that the Transfer Agent detects activity as a result of the foregoing procedures, which necessitates the filing by the Transfer Agent of a SAR, a Form 8300 or other similar report or notice to OFAC or other regulatory agency, then the Transfer Agent shall also immediately notify the Trust unless prohibited by applicable law.

DODGE & COX FUND		BOSTON FINANCIAL DATA SERVICES, INC.

By:		By:

Name:	Kenneth E. Olivier		Carol Gilmartin, Vice President

Title:	President